Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2018

This management’s discussion and analysis (“MD&A”), dated October 31, 2018, should be read in conjunction with the cautionary note regarding forward-looking statements below and Maxar Technologies Ltd.’s (“Maxar” or the “Company”) condensed consolidated interim financial statements and accompanying notes for the three and nine months ended September 30, 2018, as well as the Company’s annual MD&A and consolidated financial statements for the year ended December 31, 2017. Unless otherwise indicated, the results reported herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in United States (“U.S.”) dollars, unless otherwise noted as Canadian dollars (“C$”). An additional advisory with respect to the use of non-IFRS financial measures is set out in section “Non-IFRS Financial Measures” of this MD&A. All quarterly financial information disclosed in this MD&A is based on unaudited figures.

Unless otherwise indicated, the Company’s significant accounting policies and estimates, contractual obligations, commitments, contingencies, and business risks and uncertainties, as described in its MD&A and consolidated financial statements for the year ended December 31, 2017, are substantially unchanged.

In this report, unless the context otherwise requires, Maxar and the Company refer to Maxar Technologies Ltd. and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” or “forward-looking information” under applicable securities laws. Forward-looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this MD&A are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements regarding: future growth opportunities, expected earnings, expected capital expenditures, future financing requirements and estimated future dividends; the expected benefits from the Company’s acquisition of DigitalGlobe, Inc. (“DigitalGlobe”); the impact of the Company’s acquisition of DigitalGlobe on the Company’s earnings, credit rating, estimated enterprise value and growth rate; additional acquisition and integration related costs in future periods;  the expectation that the Company and its subsidiaries will remain compliant with debt covenants and other contractual obligations; the U.S. Access Plan and the U.S. Domestication (as such terms are defined below); the likelihood of the U.S. Domestication being completed; the principal steps of the Arrangement (as defined below); the anticipated effective date of the Arrangement; Maxar securityholders approval and court and regulatory approval of the Arrangement; the timing of the implementation of the Arrangement and the potential benefits, risks and costs of the U.S. Domestication;  the business and future activities of Maxar U.S. and Maxar; the implementation of the security control agreement; the business and financial outlook; the scope and anticipated revenues of customer contracts; the scope and expected benefits of the restructuring and enterprise improvement initiatives; the capabilities of the satellites built by the Company; the sources of liquidity the Company expects to use to meet its anticipated cash requirements; and the outcome of legal proceedings involving the Company.

Forward-looking statements in this MD&A are based on certain key expectations and assumptions made by the Company. Although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The material assumptions upon which such forward-looking statements are based include, among others, assumptions with respect to: market, industry and general economic conditions; the operations of the businesses of the Company continuing on a basis consistent with prior years or current expectations; growth in demand for the products and services of the Company’s businesses; the ability of the Company to access financing from time to time on favorable terms; the continuation of executive and operating management or the non-disruptive replacement of them on competitive terms; currency exchange and interest rates being reasonably stable at current rates; the realization of expected benefits and synergies from the Company’s acquisition of DigitalGlobe;  the ability to receive, in a timely manner and on satisfactory terms, Maxar  securityholder approval, any regulatory approvals, and any stock exchange and court approvals for the Arrangement; the ability of Maxar to secure, maintain and comply with all required licenses, permits, and certifications, to carry out business in the jurisdictions in which it currently operates or intends to operate; compliance with the U.S. regulatory requirements and the requirements of the National Industrial Security Program Operating Manual related to the implementation of the security control agreement and the facility clearance for the offices of certain subsidiaries of the Company; the Company’s continuing ability to effectively service customers and there being no adverse changes to customer priorities and funding levels; the Company’s continuing ability to implement the enterprise improvement initiatives; the Company’s continuing ability to meet technical specifications and complete the contracts with minimal cost overrun; the Company building its satellites to reliable design specifications; the accuracy of the Company’s current plans and forecasts; and

the accuracy of management’s current assessment of the outcome of legal proceedings involving the Company. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Additionally, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results and expectations to differ materially from the anticipated results or expectations expressed in this MD&A. The Company cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. The risks that could cause actual results to differ materially from current expectations include, but are not limited to: the loss or termination in scope of any one of the Company’s primary contracts; the Company’s ability to generate a sustainable order rate for its satellite manufacturing operations in a market where the number of satellite construction contracts awarded varies annually; changes in government policies, priorities, regulations, use of commercial data providers to meet U.S. government imagery needs, government agency mandates, funding levels through agency budget reductions, the imposition of budgetary constraints or a decline in government support or deferment of funding for programs in which the Company or its customers participate; changes in U.S. government policy regarding use of commercial-data providers, or material delay or cancellation of certain U.S. government programs; the Company’s ability to effectively execute its U.S. government access plan and realize anticipated benefits of contract awards from the U.S. government and failure by the Company to comply with U.S. regulations could result in penalties or suspension and failure by the Company to maintain the relevant clearances and approvals could limit its ability to operate in the U.S. market; certain U.S. subsidiaries of the Company are subject to the requirements of the National Industrial Security Program Operating Manual for their facility security clearance, which is a prerequisite for their ability to obtain and perform on classified contracts for the U.S. government; risks inherent with performance on fixed price contracts, particularly the ability to contain cost overruns and schedule delays; foreign and domestic resellers fail to market or sell the Company’s products and services successfully; inability of the Company’s limited vendors to provide key products and services; quality issues, failure of systems to meet performance requirements, potential for product liability, or the occurrence of defects in products or systems could result in lost revenue and harm to the Company’s reputation; occurrence of delays in obtaining regulatory approvals, satellite damage or destruction during launch, launch failures, or incorrect orbital placement; failure of the Company’s satellites to operate as intended; natural disasters or other disruptions affecting the Company's operations and resulting in an interruption or failure of the Company’s infrastructure; failure of the Company or inability to protect and maintain the Earth-imagery content stored in its ImageLibrary; loss of, or damage to, a satellite before the end of its expected operational life and the failure to obtain data or alternate sources of data for the Company’s products; reliance on information technology systems and threats of disruption from security breaches and cyber-attacks; limited insurance coverage, pricing and availability; failure to anticipate changes in technology, technical standards and offerings or comply with the requisite standards, or failure to maintain technological advances and offer new products to retain customers and market position; potential infringement of the intellectual property rights of others and inadequate protection of the Company’s intellectual property rights; significant competition with competitors that are larger or have greater resources, and where foreign currency fluctuations may increase competition from the Company’s non-U.S. competitors; changes in regulations, telecommunication standards and laws in the countries in which the Company conducts business; export restrictions or the inability to obtain export approvals; failure to obtain necessary regulatory approvals and licenses, including those required by the U.S. government; a competitive advantage for competitors not subject to the same level of export control or economic sanctions laws and regulations faced by the Company; exposure to fines and/or legal penalties under U.S. and Canadian securities regulations; exposure to fines and/or legal sanctions under anti-corruption laws; the Company’s ability to attract and retain qualified personnel; the Company’s ability to receive satellite imagery, including from third parties for resale and performance issues on the Company’s on-orbit satellites; the Company’s failure to raise adequate capital to finance its business strategies, including funding any future satellite; uncertainty in financing arrangements and failure to obtain required financing on acceptable terms, or credit agreements may contain restrictive covenants which may be limiting; failure to identify, acquire, obtain the required regulatory approvals, or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into the Company without substantial expenses, delays or other operational, regulatory, or financial problems; the Company’s ability to obtain certain satellite construction contracts depends, in part, on its ability to provide the customer with partial financing of working capital and any financing provided by the Company may not be repaid or the Company may be called upon to make payments; certain customers are highly leveraged and may not fulfil their contractual payment obligations, including vendor financing; the risk that the Company will not be able to access export credit financing to facilitate the sale of the Company’s communication satellites and other products to non-Canadian and non-U.S. customers; exposure to foreign currency fluctuations; failure to comply with environmental regulations; and impairment of the carrying amount of certain of the Company’s assets.

There may be additional risks and uncertainties applicable to the Company related to its acquisition of DigitalGlobe, including that: the Company may not realize all of the expected benefits of the acquisition or the benefits may not occur within the time periods anticipated; significant demands will be placed on the managerial, operational and financial personnel and systems of the Company to support the expansion of operations as a result of the acquisition; the Company may not have discovered undisclosed liabilities in the course of the due diligence review of DigitalGlobe; and the Company is a target of appraisal proceedings which could result in substantial costs.

For additional information with respect to certain of these risks or factors, reference should be made to the section entitled “Business Risks and Uncertainties” of the Company’s annual MD&A and the notes to the consolidated financial statements of the Company for the year ended December 31, 2017, as well as to the Company’s continuous disclosure materials filed from time to time with Canadian securities regulatory authorities, which are available online under the Company’s SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.maxar.com.

The foregoing lists are not intended to be exhaustive and there may be other key risks that are not listed above that are not presently known to the Company or that the Company currently deems immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements contained in this MD&A. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this MD&A.

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this MD&A or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this MD&A as a result of new information, future events or otherwise, other than as may be required under applicable securities law.

BUSINESS OVERVIEW

Maxar Technologies Ltd. (the “Company” or “Maxar”), is a corporation continued under the laws of the province of British Columbia, Canada with common shares listed on the Toronto Stock Exchange and the New York Stock Exchange, each under the symbol: MAXR. On October 5, 2017, the Company’s name was changed from MacDonald, Dettwiler and Associates Ltd. to Maxar Technologies Ltd. The Company’s registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada.

Maxar is an industry leading vertically-integrated space and geospatial intelligence company with a full range of space technology solutions for commercial and government customers including satellite building and operations, ground infrastructure, space robotics, earth imagery, geospatial data and analytics.

Acquisition of DigitalGlobe

On October 5, 2017, the Company completed the acquisition of DigitalGlobe (the “DigitalGlobe Transaction”) and renamed the combined company Maxar Technologies Ltd. The transaction created a global leader in earth imaging and geospatial solutions by combining DigitalGlobe’s over 15-year lead in technology and image library development, as well as its high-resolution earth imaging capabilities, with our existing position as a world leader in commercial communications satellites.

Maxar is uniquely positioned to grow in the U.S., Canadian and global earth observation and geospatial services markets through our end-to-end space systems, earth imagery and geospatial solutions. After the DigitalGlobe Transaction, we have more scale and we believe, more credibility with U.S. government agencies and international government customers. The DigitalGlobe Transaction also added more predictable geospatial data and services revenue while diversifying our product and service offering. With a larger set of customers and end markets, we are better able to increase share in existing markets and grow in adjacent markets.

Our vision is to be the world’s leader in the new space economy. We aim to achieve this by integrating innovative technologies, unique capabilities and end-to-end offerings across our businesses to help our customers address their most complex mission-critical challenges with confidence.

As a result of the DigitalGlobe Transaction, we expect to achieve $60 million to $120 million in run-rate EBITDA synergies by the end of 2019.  Following the acquisition of DigitalGlobe, the Company is realizing revenue synergies by offering end-to-end space solutions to global customers, cross-selling radar and optical imagery, and leveraging sales channels into the U.S. Government, international governments, and commercial technology customers. The Company is realizing cost synergies by eliminating duplicative corporate expenses, leveraging procurement scale, combining offices in common locations, and implementing enterprise-wide shared services for back office functions across the Company.

Following the close of the DigitalGlobe Transaction, our strategy is designed to drive consistent, significant annual revenue and profit growth by affordably solving our customers’ critical space and geospatial mission needs through:

•	End-to-End Offerings: Integrating our end-to-end offerings to deliver the valuable solutions that our customers want.
•	Segment Growth: Pursuing strategic growth opportunities within each of our segments that also enhance/augment our cross-business unit capabilities.
•	U.S. Government Growth: Positioning the Company to more effectively pursue the large and growing U.S. government aerospace and defense opportunities.
•	Scale and Operational Excellence: Leveraging the scale, synergies and efficiencies of our combined companies to expand profitability, reinvest for growth and extend our position in the industry.

Security Control Agreement and Facility Clearance

On January 26, 2017, the Company, together with its U.S. based subsidiary, Maxar Technologies Holdings, Inc. (“Maxar Holdings”), and the U.S. Department of Defense entered into a Security Control Agreement (“SCA”) and began operating under the agreement. The SCA allows the Company’s subsidiaries to hold facility clearances necessary to pursue and execute classified U.S. government space and defense contracts. In February 2017, the Company received facility security clearance for the offices of Maxar Holdings, and the proxy board at Radiant Geospatial Solutions LLC was dissolved.  On February 2, 2018, the Defense Security Service granted facility clearance for the Company’s satellite manufacturing facility in Palo Alto, California.

The Company will continue to execute its long-term objectives to have a stronger presence in the U.S. market (the “U.S. Access Plan”). During the first quarter of 2018, the Company relocated its corporate headquarters to Westminster, Colorado, utilizing DigitalGlobe’s pre-existing office space.

On October 9, 2018, the Company announced a proposed plan of arrangement pursuant to the Business Corporations Act (British Columbia) (the “Arrangement”), whereby the ultimate parent company of Maxar will become an entity incorporated under the laws of the State of Delaware in the United States of America (the "U.S. Domestication"). It is anticipated that the new parent company will be named Maxar Technologies Inc. ("Maxar U.S."). Pursuant to the Arrangement, Maxar U.S. will acquire all of the issued and outstanding common shares of Maxar in exchange for one share of common stock of Maxar U.S. per common share of Maxar. Following completion of the Arrangement and the U.S. Domestication, Maxar U.S. and its subsidiaries will carry on the business currently conducted by Maxar and its subsidiaries. Subject to obtaining required court approvals, as well as the satisfaction of all other conditions precedent, if Maxar securityholders vote in favor of the Arrangement, it is anticipated that the Arrangement will be completed on or about January 1, 2019. The terms and conditions of the Arrangement are further disclosed in the management information circular dated October 16, 2018.

If the Company completes U.S. Domestication on or about January 1, 2019, the Company will file its 2018 annual report on Form 10-K, and present its financial statements under U.S. generally accepted accounting principles (“U.S. GAAP”). Maxar’s financial statements are currently prepared in accordance with IFRS as issued by the International Accounting Standards Board, which differs in certain respects from U.S. GAAP. Material differences between IFRS and U.S. GAAP are included in the pro forma financial information contained in the management information circular.

The U.S. Domestication will mark a major milestone in the Company’s long-term U.S. Access Plan, enhance the Company’s ability to provide and support classified applications for U.S. Government agencies and fulfill a commitment made in acquiring DigitalGlobe, which was approved by the Company’s shareholders at that time.

Executive Management Changes

In July 2018, the Company announced the appointment of Biggs Porter as Executive Vice President and Chief Financial Officer of Maxar, effective August 15, 2018. Anil Wirasekara, who previously served as Chief Financial Officer from 1994 to October 2017, assumed the duties of Interim Chief Financial Officer after William McCombe stepped down as Chief Financial Officer in February 2018.

Reporting Segments

Subsequent to the closing of the DigitalGlobe Transaction, in the fourth quarter of 2017, the Company changed its financial reporting segments to better align with its product and service offerings. The changes to the reporting segments provide investors with increased transparency and allow for easier comparisons with the Company’s industry peer group. The Company reports revenue and adjusted EBITDA based on three reportable segments: Space Systems, Imagery and Services.

Space Systems

In the Space Systems segment, Maxar is a leading supplier of space-based and ground-based infrastructure and information solutions. The Company’s products include communication and imaging satellites, satellite payloads and antenna subsystems, space-based and airborne surveillance solutions, robotic systems and associated ground infrastructure and support services. The Company’s offerings serve multiple markets, primarily for communications and surveillance and intelligence applications. In the communications market, the Company’s solutions provide cost-efficient global delivery of a broad range of services, including television and radio distribution, broadband internet, and mobile communications. In the surveillance and intelligence market, the Company offers end-to-end solutions to monitor changes and activities around the globe to support the operational needs of government agencies, both military and civilian, and commercial customers. The Company also supplies spacecraft and subsystems to the U.S. government, Canadian government and other customers for scientific research and development missions, as well as robotic systems for the space and terrestrial markets. Maxar’s principal customers in the Space Systems segment are government agencies worldwide as well as satellite operators and satellite manufacturers.

Imagery

In the Imagery segment, Maxar is a leading supplier of high resolution earth imagery and radar data sourced from the Company’s own advanced satellite constellation and third-party providers. The Company’s imagery solutions provide customers with accurate and mission-critical information about our changing planet, and support a wide variety of uses, including mission planning, mapping and analysis, environmental monitoring, disaster management, crop management, oil and gas exploration and infrastructure management. Maxar’s principal customers in the Imagery segment are U.S., Canadian and other international government agencies (primarily defense and intelligence agencies), as well as a wide variety of commercial customers in multiple markets.

The Imagery segment includes the financial results of the DigitalGlobe imagery business, as well as Maxar’s legacy radar imagery business.

Services

In the Services segment, Maxar provides geospatial products and services that combine imagery, analytic expertise and innovative technology to deliver integrated intelligence solutions to customers. The Company provides analytic solutions that accurately document change and enable geospatial modeling and analysis that predict where events will occur to help customers protect lives and make resource allocation decisions. Maxar’s primary customer in the Services segment is the U.S. government, but it also supports intelligence requirements for other international governments, global development organizations and commercial customers.

The Services segment includes the financial results of DigitalGlobe’s services business, as well as Maxar’s legacy geospatial services business under its subsidiary Radiant Geospatial Solutions LLC.

NON-IFRS FINANCIAL MEASURES

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include adjusted earnings, adjusted earnings per share and adjusted EBITDA. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

The Company defines adjusted earnings as net earnings excluding the impact of specified items affecting comparability, including, where applicable, special income and expense items, amortization of acquisition related intangible assets, share-based compensation, and income tax expense associated with the specified items. The use of the term “special income and expense items” is defined by the Company as those that do not impact operating decisions taken by the Company’s management and is based upon the way the Company’s management evaluates the performance of the Company’s business for use in the Company’s internal management reports. These items include: acquisition and integration related expense, interest expense on dissenting shareholder liability, restructuring and enterprise improvement costs, impairment losses and inventory obsolescence, loss from sale of subsidiary, legal settlement and provision, equity in loss from joint ventures and foreign exchange differences. Foreign exchange differences consist of (i) timing differences on certain project-related foreign exchange forward contracts not subject to hedge accounting, (ii) gains and losses on translation of intercompany balances and (iii) unrealized foreign exchange gains and losses on translation of long-term foreign currency denominated financial assets and liabilities.

The Company believes that the exclusion of each of these items reduces volatility and provides a more meaningful period-to-period comparison of the Company’s ongoing performance. Income tax expense on adjusted earnings is computed using the estimated effective annual income tax rate, adjusted for specific items affecting comparability. Adjusted earnings per share is calculated using diluted weighted average shares outstanding and does not represent actual earnings per share attributable to shareholders. The Company believes that the disclosure of adjusted earnings and adjusted earnings per share allows investors to evaluate the financial performance of the Company’s ongoing business using the same evaluation measures that its management uses, and is therefore a useful indicator of the Company’s performance.

The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, and adjusted for certain items affecting comparability as specified in the calculation of adjusted earnings. Adjusted EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. The Company also discloses segment adjusted EBITDA as a measure of each reporting segment’s profitability and contribution to adjusted EBITDA. Segment adjusted EBITDA is reported prior to the deduction of corporate expenses.

Adjusted earnings, adjusted earnings per share and adjusted EBITDA do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

FINANCIAL OVERVIEW

The following table provides selected financial information for the Company.

	Three months ended			Nine months ended
	September 30,			September 30,
Results of Operations	2018	2017	% Change	2018	2017	% Change
($ millions, except per share amounts)
Consolidated revenues	$508.2	$337.4	50.6%	$1,644.8	$1,086.1	51.4%

Net (loss) earnings	$(432.5)	$12.3	*	$(420.1)	$35.9	*
Net (loss) earnings per share, basic	$(7.31)	$0.34	*	$(7.29)	$0.98	*
Net (loss) earnings per share, diluted	$(7.31)	$0.34	*	$(7.29)	$0.98	*

Adjusted earnings[1]	$44.6	$36.5	22.2	$197.7	$105.5	87.4
Adjusted earnings per share[1]	$0.75	$1.00	(25.0)	$3.41	$2.89	18.0

Adjusted EBITDA[1]	$146.3	$68.7	*	$504.9	$197.8	*

Weighted average number of common shares outstanding:
(millions)
Basic	59.2	36.5	62.2	57.6	36.5	57.8
Diluted	59.2	36.5	62.2	57.6	36.5	57.8
Diluted (for purposes of calculated adjusted earnings per share)	59.5	36.5	63.0	57.9	36.5	58.6

*     Not meaningful

Financial Position	September 30, 2018	December 31, 2017
($ millions)
Total assets	$6,188.6	$6,657.3
Total non-current financial liabilities[2]	$3,192.7	$3,047.5
Shareholders’ equity	$1,708.0	$2,013.6

1	This is a non-IFRS financial measure. Refer to the section entitled “Consolidated Results” for a reconciliation of adjusted EBITDA and adjusted earnings to net earnings.
2	Total non-current financial liabilities consists of non-current portions of long-term debt, securitization liability and other financial liabilities.

During the three months ended September 30, 2018 the Company recognized impairment losses of $345.9 million and inventory obsolescence of $37.7 million, related to the Geostationary communications satellite (“GeoComm”) business. Refer to the section entitled “Significant Accounting Policies and the Use of Estimates”  of this MD&A.

CONSOLIDATED RESULTS

The following table provides selected financial information for the periods indicated, including a reconciliation of net earnings to adjusted earnings and adjusted EBITDA.

	Three months ended			Nine months ended
	September 30,			September 30,
	2018	2017	% Change	2018	2017	% Change
($ millions, except per share amounts)
Consolidated revenues	$508.2	$337.4	50.6%	$1,644.8	$1,086.1	51.4%

Net (loss) earnings	$(432.5)	$12.3	* %	$(420.1)	$35.9	* %
Items affecting comparability:
Impairment losses and inventory obsolescence	383.6	—	*	383.6	—	*
Amortization of acquisition related intangible assets	70.3	8.0	*	206.7	24.0	*
Acquisition and integration related expense	14.1	9.6	46.9	24.8	29.9	(17.1)
Share-based compensation expense	4.2	5.3	(20.8)	13.5	12.1	11.6
Interest expense on dissenting shareholder liability	—	—	*	3.0	—	*
Restructuring and enterprise improvement costs	7.4	0.7	*	20.0	16.2	23.5
Foreign exchange differences	0.5	(0.1)	*	2.0	(10.2)	*
Loss on sale of subsidiary	—	—	*	2.8	—	*
Legal settlement and provision	4.7	—	*	7.9	—	*
Equity in loss (earnings) from joint ventures, net of tax	0.7	—	*	(1.9)	—	*
Income tax (recovery) expense adjustment	(8.4)	0.7	*	(44.6)	(2.4)	*
Adjusted earnings	$44.6	$36.5	22.2%	$197.7	$105.5	87.4%
Net finance expense[1]	48.7	11.1	*	139.9	32.5	*
Depreciation and amortization[2]	49.2	11.2	*	140.3	33.5	*
Income tax expense on adjusted earnings[3]	3.8	9.9	(61.6)	27.0	26.3	2.7
Adjusted EBITDA	$146.3	$68.7	* %	$504.9	$197.8	* %

Adjusted EBITDA as a percentage of revenues	28.8%	20.4%		30.7%	18.2%
Adjusted earnings per share	$0.75	$1.00	(25.0)%	$3.41	$2.89	18.0%

*     Not meaningful

1	Excludes interest expense from dissenting shareholder liability.
2	Excludes amortization of acquisition related intangible assets.
3	Excludes income tax (recovery) expense adjustment related to adjusted earnings.

Consolidated revenues

Consolidated revenues for the three months ended September 30, 2018 increased $170.8 million or 50.6% compared to the same period in 2017. The increase was primarily due to the inclusion of DigitalGlobe’s imagery and services businesses as a result of the DigitalGlobe Transaction. Excluding intercompany eliminations, the DigitalGlobe businesses contributed $230.7 million during the three months ended September 30, 2018. The increase was partially offset by lower revenues in the Space Systems segment primarily due to a significant increase in costs to complete programs. An increase in estimated costs to complete directly impacts revenue, as revenue is recognized over time under the cost-to-cost method. Excluding the effects of intersegment eliminations, the Space Systems segment contributed revenues of $262.5 million (three months ended September 30, 2017 - $297.8 million), the Imagery segment contributed revenues of $209.2 million (three months ended September 30, 2017 - $11.8 million), the Services segment contributed revenues of $61.8 million (three months ended September 30, 2017 - $29.0 million), partially offset by intersegment eliminations of $25.3 million (three months ended September 30, 2017 - $1.2 million). Intersegment revenue, which was primarily attributable to the Company’s Legion satellite imaging constellation within our Space Systems segment, is eliminated in consolidation.

Consolidated revenues for the nine months ended September 30, 2018 increased $558.7 million or 51.4% compared to the same period in 2017. The increase was primarily due to the inclusion of DigitalGlobe’s imagery and services businesses as a result of the DigitalGlobe Transaction. Excluding intercompany eliminations, the DigitalGlobe businesses contributed $713.8 million during the nine months ended September 30, 2018. The increase was partially offset by lower revenues in the Space System segment primarily due to a significant increase in costs to complete programs. Excluding the effects of intersegment eliminations, the Space Systems segment contributed revenues of $885.8 million (nine months ended September 30, 2017 - $977.5 million), the Imagery segment contributed revenues of $632.6 million (nine months ended September 30, 2017 - $30.4 million), the Services segment contributed revenues of $198.1 million (nine  months ended September 30, 2017 - $81.6 million) partially offset by intersegment eliminations of $71.7 million (nine months ended September 30, 2017 - $3.4 million). Intersegment revenue, which was primarily attributable to the Company’s Legion satellite imaging constellation within our Space Systems segment, is eliminated in consolidation.

Refer to the section entitled “Results by Segment” of this MD&A for further discussion of the Company’s revenues by segment.

Net (loss) earnings

Net loss for the three months ended September 30, 2018 was $432.5 million, compared to net earnings of $12.3 million in the same period in 2017. Net loss for the nine months ended September 30, 2018 was $420.1 million compared to net earnings of $35.9 million for the same period in 2017. The decrease of $444.8 million and $456.0 million, respectively, were primarily due to impairment losses of $345.9 million and inventory obsolescence of $37.7 million, related to the GeoComm business. Refer to the section entitled “Significant Accounting Policies and the Use of Estimates”  of this MD&A.

Net earnings is affected by the inclusion and variability of specified items that may not be indicative of the financial performance of the Company’s ongoing business. Certain of these specified items affecting comparability are discussed below.

Impairment losses and inventory obsolescence

During the three months ended September 30, 2018, Management identified a series of events which in aggregate was considered to be a triggering event related to the GeoComm business within the Space Systems segment. The results of these tests indicated that there was an impairment loss of $345.9 million related to property, plant and equipment and intangible assets and an inventory obsolescence reserve of $37.7 million was recorded during the three months ended September 30, 2018. Refer to the section entitled “Significant Accounting Policies and the Use of Estimates” of this MD&A.

Amortization of acquisition related intangible assets

Amortization expense on acquisition related intangible assets for the three months ended September 30, 2018 was $70.3 million compared to $8.0 million for the same period of 2017. For the nine months ended September 30, 2018, amortization expense on acquisition related intangible assets was $206.7 million compared to $24.0 million for the same period of 2017. The increases of $62.3 million and $182.7 million, respectively, were primarily due to amortization of finite life intangible assets acquired in the DigitalGlobe Transaction. The Company expects amortization of acquisition-related intangible assets to be lower in future periods as a result of impairment losses recognized during the three months ended September 30, 2018.

The acquisition related intangible assets, consisting of customer relationships, backlog, technology, software, and other intellectual property, are generally non-recurring expenditures as the Company does not need to replace these assets at the end of their lives to continue to operate its business. Ongoing maintenance and support costs are expensed as incurred and any internally developed technology and software that are capitalized post-acquisition are amortized in the normal course of business. All other research and development costs are expensed as incurred.

Acquisition and integration related expense

For the three and nine months ended September 30, 2018, the Company incurred costs of $14.1 million and $24.8 million, respectively, for integration related costs in connection with the DigitalGlobe Transaction compared to $9.6 million and $29.9 million of acquisition related costs for the same periods of 2017, respectively. The expenditures in 2018 related to retention, creation of cross functional support services, legal fees and other costs. The retention costs were incurred to incentivize certain DigitalGlobe employees to remain with the Company for a specified period of time. The Company expects to incur additional integration related costs in future periods in order to execute its integration plan and to realize the revenue and cost synergies expected to be achieved. The acquisition costs in 2017 were for the DigitalGlobe Transaction, and consisted primarily of legal, tax, consulting and other professional fees.

Share-based compensation

For the three months ended September 30, 2018, the Company had share-based compensation expense of $4.2 million compared to $5.3 million for the same period of 2017. For the nine months ended September 30, 2018, share-based compensation expense was $13.5 million compared to $12.1 million for the same period of 2017. Share-based compensation is an important aspect of compensation for management and key employees. The accounting expense is based on fair value, which is estimated using the Black-Scholes option pricing model incorporating factors such as the expected life of awards and market volatility. Additionally, the fair value of the Company’s cash-settled awards is recognized as a liability in the consolidated balance sheet and is re-measured and charged to earnings at each reporting date until the award is settled. This can lead to fluctuations in the associated cash-settled share-based compensation (recovery) expense when the Company experiences significant share price volatility, as was the case in the first quarter of 2018. These accounting fair value adjustments are not necessarily reflective of actual cash outlays by the Company in any particular period.

Interest expense on dissenting shareholder liability

The merger consideration paid out on the closing of the DigitalGlobe Transaction excluded amounts due to dissenting holders of all of the DigitalGlobe Series A Convertible Preferred Stock (“Preferred Stockholders”) and dissenting holders of some of the shares of DigitalGlobe common stock (“Common Stockholders”). On June 15, 2018, the Company entered into an arrangement to settle all pending litigation with the former Preferred Stockholders (the “Settlement Agreement”). Under the Settlement Agreement, the former Preferred Stockholders received (i) 2,206,464 common shares of Maxar and (ii) a payment in cash for the interest that has accrued on the merger consideration from the closing of the DigitalGlobe Transaction. During the three and nine months ended September 30, 2018, the Company recognized interest expense of nil and $3.0 million, respectively, related to this. There was no expense for the three and nine months ended September 30, 2017, as the DigitalGlobe Transaction had not been completed.

Restructuring and enterprise improvement costs

During the three and nine months ended September 30, 2018, the Company incurred employee severance and enterprise improvement costs of $7.4 million and $20.0 million, respectively, compared to $0.7 million and $16.2 million for the same periods of 2017. Restructuring costs were primarily related to employment termination within our Space Systems segment. These restructuring actions were undertaken in response to fluctuations in the geostationary communication market and to align with our new strategy. Enterprise improvement costs incurred during the three months ended September 30, 2018 related to consultant fees for a project to evaluate strategic alternatives for the GeoComm business.

Foreign exchange differences

As described below, the Company excludes certain foreign exchange gains and losses from the calculation of adjusted EBITDA, adjusted earnings and adjusted earnings per share as these gains and losses can result in significant variability in net earnings but have little bearing on operating performance.

•	Foreign exchange timing differences on certain project-related foreign exchange derivative contracts not subject to hedge accounting

Certain foreign exchange derivative contracts entered into by the Company to hedge foreign currency exposures did not qualify for hedge accounting as the timing of the anticipated cash flows for certain revenue contracts or subcontracts could not be predicted with sufficient certainty. Accordingly, the fair value adjustments on these derivative contracts were recognized in net earnings immediately. This resulted in timing differences between the recognition of fair value adjustments in earnings versus revenues and costs, which were recognized on the percentage of completion basis using spot rates. Had these derivative contracts qualified for hedge accounting, the fair value adjustments would have been deferred and accumulated in other comprehensive income until the hedged revenues or costs were recognized, eliminating the timing differences. For the three and nine months ended September 30, 2018, management’s estimate of the foreign exchange timing differences on these derivative contracts not subject to hedge accounting was nil for each period, respectively, compared to a loss of $3.5 million and a gain of $1.8 million for the same periods of 2017, respectively.

•	Foreign exchange gains and losses on translation of intercompany balances

As part of its cash management efforts, the Company frequently advances funds between group entities that have differing functional currencies. The foreign currency exposure on these intercompany loans is not hedged. As a result, currency fluctuations, particularly between the Canadian and U.S. dollar, can result in significant unrealized foreign exchange gains or losses on the translation of the intercompany loans. For the three and nine months ended September 30, 2018, the Company recognized unrealized foreign exchange gains on translation of intercompany loans of $0.2 million and $0.1 million, respectively, compared to gains of $1.9 million and $3.5 million for the same periods of 2017, respectively. These unrealized foreign exchange gains or losses can impact the comparability of net earnings and will only reverse upon disposal or liquidation of the associated foreign operation.

•	Unrealized foreign exchange gains and losses on translation of long-term foreign currency denominated financial assets and liabilities

The Company recognizes unrealized foreign exchange gains and losses when translating certain long-term foreign currency denominated financial assets and liabilities at each period end. For example, the translation of a portion of the Company’s Canadian dollar denominated long-term debt and Euro denominated orbital receivables, that have neither been hedged nor subject to hedge accounting, results in the recognition of unrealized foreign exchange gains and losses in the Company’s consolidated financial statements. For the three and nine months ended September 30, 2018, the Company recognized unrealized foreign exchange losses on translation of long-term foreign currency denominated financial assets and liabilities of $0.7 million and $2.1 million, respectively, compared to gains of $1.9 million and $4.9 million for the same periods of 2017, respectively.

Legal settlement and provision

Legal settlement and provision includes the settlement with Preferred Stockholders and a provision related to a business dispute. As a result of the Settlement Agreement with the Preferred Stockholders in June 2018, the Company recognized $3.2 million in expense to reflect the additional consideration transferred to the Preferred Stockholders. In September 2018, the Company accrued $4.7 million related to a business dispute.

Income tax expense adjustment

Income tax expense adjustment for the three months ended September 30, 2018 was a recovery of $8.4 million compared to an expense of $0.7 million for the same period in 2017. For the nine months ended September 30, 2018 income tax expense adjustment was a recovery of $44.6 million compared to a recovery of $2.4 million in the same period of 2017. The income tax expense adjustment is computed by applying the effective annual income tax rate to items identified in the calculation of adjusted earnings. The increase in the income tax expense adjustment for the three and nine months ended September 30, 2018 compared to the three and nine months ended September 30, 2017 is due to an increase in the items affecting comparability and a change in the timing and recognition of deferred tax assets.

Adjusted earnings

Adjusted earnings, or net earnings excluding the impact of specified items affecting comparability, were $44.6 million ($0.75 per share) for the three months ended September 30, 2018 compared to $36.5 million ($1.00 per share) for the same period of 2017. For the nine months ended September 30, 2018, adjusted earnings were $197.7 million ($3.41 per share) compared to $105.5 million ($2.89 per share) for the same period of 2017. The decrease for the three month period of adjusted earnings per share of $(0.25) primarily due to higher depreciation, amortization, interest expense, and lower adjusted EBITDA from the Space Systems segment, partially offset by higher adjusted EBITDA primarily due to the acquisition of DigitalGlobe’s imagery and services businesses. In addition, the decrease in adjusted earnings per share was also impacted by an increase in shares outstanding, primarily from shares issued as part of the purchase consideration in the DigitalGlobe Transaction. The increase for the nine month period in adjusted earnings per share of $0.52 reflects the financial results from the acquisition of DigitalGlobe’s imagery and services businesses as part of the DigitalGlobe Transaction, partially offset by lower adjusted EBITDA from the Space Systems segment and higher depreciation, amortization, and interest expense.

Net finance expense

The following table shows the components of net finance expense for the periods indicated.

	Three months ended				Nine months ended
	September 30,				September 30,
	2018	2017	% Change		2018	2017	% Change
($ millions)
Finance expense:
Interest on long-term debt	$44.5	$7.5	*	%	$123.6	$20.4	*	%
Interest expense on defined benefit pension and other post-retirement benefit obligations	1.5	2.1	(28.6)		5.9	6.9	(14.5)
Interest on orbital securitization liability	1.7	1.9	(10.5)		5.2	5.9	(11.9)
Interest expense on advance payments from customers[1]	6.1	—	*		20.2	—	*
Capitalization of borrowing costs	(4.7)	(1.1)	*		(11.2)	(3.2)	*
Imputed interest and other[2]	(0.3)	0.7	*		(3.4)	2.6	*
Finance income	(0.1)	—	*		(0.4)	(0.1)	*
Net finance expense	$48.7	$11.1	*	%	$139.9	$32.5	*	%

*     Not meaningful

1

Under DigitalGlobe’s predecessor contract to the EnhancedView SLA contract, DigitalGlobe had received advanced payments from the U.S. National Geospatial-Intelligence Agency (“NGA”) during the construction phase of the WorldView-1 satellite, which was more than one year before capacity was made available to the NGA. The effect of imputing interest on these advanced payments is to increase contract liabilities with an offsetting charge to finance expense. As capacity is provided to the customer, revenue is recognized and the contract liabilities balance decreases.

2

Excludes interest expense from dissenting shareholder liability of nil for the three months ended September 30, 2018 and 2017, and $3.0 million and nil for the nine months ended September 30, 2018 and 2017, respectively.

For the three and nine months ended September 30, 2018, net finance expense increased $37.6 million and $107.4 million, respectively, compared to the three and nine months ended September 30, 2017, primarily due to the increases of $37.0 million and $103.2 million, respectively, in interest on long-term debt for the three and nine months ended September 30, 2018, compared to the three and nine months ended September 30, 2017. The increase in interest on long-term debt was a result of an additional $2.5 billion of average long-term debt outstanding for the three and nine months ended September 30, 2018, compared to the three and nine months ended September 30, 2017 due to the DigitalGlobe Transaction.

Depreciation and amortization

The following table shows depreciation and amortization expense for the periods indicated.

	Three months ended				Nine months ended
	September 30,				September 30,
	2018	2017	% Change		2018	2017	% Change
($ millions)
Property, plant and equipment	$42.6	$8.4	*	%	$120.6	$24.8	*	%
Intangible assets[1]	6.6	2.8	*		19.7	8.7	*
Depreciation and amortization	$49.2	$11.2	*	%	$140.3	$33.5	*	%

* Not meaningful

1	Excludes intangible assets arising on acquisitions.

Depreciation and amortization expense increased $38.0 million and $106.8 million, respectively, for the three and nine months ended September 30, 2018, compared to the three and nine months ended September 30, 2017. These increases are primarily due to higher property, plant and equipment and intangible assets balances at September 30, 2018 compared to September 30, 2017 attributable to the DigitalGlobe Transaction. The Company expects future depreciation and amortization expense to be lower as a result of impairment losses on property, plant, and equipment recorded in the three months ended September 30, 2018.

Income tax expense on adjusted earnings

Income tax expense on adjusted earnings for the nine months ended September 30, 2018 was $27.0 million, representing an effective income tax rate of 12% compared to $26.3 million with an effective income tax rate of 21.4%  for the same period of 2017. To compute income tax expense on adjusted earnings and the effective annual income tax rate, the substantively enacted income tax rate is applied to net earnings before income tax, adjusted for non-deductible amounts, and items affecting adjusted earnings.  The reduction in the effective income tax rate for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017 is due to a change in the mix of income between jurisdictions.

Adjusted EBITDA

Adjusted EBITDA is a measure utilized by management to evaluate the performance of the Company’s  reporting segments. For the three months ended September 30, 2018,  adjusted EBITDA was $146.3 million and adjusted EBITDA as a percentage of consolidated revenues  (“adjusted EBITDA margin percentage”) was 28.8%. This is compared to adjusted EBITDA of $68.7 million and adjusted EBITDA margin percentage of 20.4% for the three months ended September 30, 2017.  These increases are primarily due to the inclusion of the financial results of DigitalGlobe’s imagery business, partially offset by a decrease in the adjusted EBITDA from the Space Systems segment.

For the nine months ended September 30, 2018,  adjusted EBITDA was $504.9 million and adjusted EBITDA margin percentage was 30.7%. This is compared to adjusted EBITDA of $197.8 million and adjusted EBITDA margin percentage of 18.2% for the nine months ended September 30, 2017.  These increases are primarily due to the inclusion of the financial results of DigitalGlobe’s imagery business, partially offset by a decrease in the adjusted EBITDA from the Space Systems segment.

Adjusted EBITDA margin percentage will fluctuate from period to period with changes in the revenue mix, including proportion of construction and services contracts, volume of subcontract activity, life cycle of large dollar value contracts and timing of recognition of investment tax credits. In addition, the Company revises cost and revenue estimates on contracts in the ordinary course of business. When applying the percentage of completion method of revenue recognition, the inception to date impact of changes in estimates, including the recognition or reversal of a contract loss provision, is recognized in the period the changes are determined by management and may impact margin percentages.

Refer to section “Results by Segment” of this MD&A for discussion of adjusted EBITDA by segment.

Financial position

The Company had total assets of $6.2 billion at September 30, 2018 and $6.7 billion at December 31, 2017. The decrease was primarily due to impairment losses on intangible assets and property, plant, and equipment, and inventory obsolescence related to the GeoComm business.

The Company had total liabilities of $4.5 billion at September 30,  2018 as compared to $4.6 billion at December 31, 2017.  During the nine months ended September 30, 2018, the Company experienced a decrease in contract liabilities due to revenue recognized in excess of billings and a decrease in provisions primarily due to the Settlement Agreement. These decreases were offset by an increase in long-term debt to fund the Company’s short-term working capital needs.

ORDER BACKLOG

Order backlog, representing the estimated dollar value of firm funded contracts for which work has not been performed, was $2.59 billion as at September 30, 2018 (December 31, 2017 - $3.32 billion). The decrease in backlog for the 9 months ended September 30, 2018 is primarily related to a drop in GeoComm awards since December 31, 2017 as well as the recognition of revenue related to contracts that have been included in backlog. Order backlog does not include unexercised contract options and potential orders under indefinite delivery/indefinite quantity contracts, except for the EnhancedView Service Level Agreement (“EnhancedView SLA”) noted below.

Order backlog includes contractual commitments for the remaining term of the EnhancedView SLA entered into with the NGA in 2010. The EnhancedView SLA is structured as a ten-year term, inclusive of nine annual renewal options that may be exercised by the NGA. Although the NGA may terminate the contract at any time and is not obligated to exercise any of the remaining renewal options, the Company includes the full remaining term in backlog. While such funding contains an inherent level of uncertainty, the Company believes it is the NGA’s intention to exercise the remaining options, subject only to annual congressional appropriation of funding and the federal budget process.

Refer to the section entitled “Results by Segment” of this MD&A for further discussion of bookings activity by segment.

RESULTS BY SEGMENT

The Company analyzes financial performance by segment, which combine related activities within the Company.

	Three months ended			Nine months ended
	September 30,			September 30,
	2018	2017	% Change	2018	2017	% Change
($ millions)
Revenues:
Space Systems	$262.5	$297.8	(11.9)%	$885.8	$977.5	(9.4)%
Imagery	209.2	11.8	*	632.6	30.4	*
Services	61.8	29.0	*	198.1	81.6	*
Intersegment eliminations	(25.3)	(1.2)	*	(71.7)	(3.4)	*
Total Revenue	$508.2	$337.4	50.6%	$1,644.8	$1,086.1	51.4%

Adjusted EBITDA:
Space Systems	$19.0	$61.2	(69.0)%	$115.8	$184.8	(37.3)%
Imagery	132.9	7.5	*	407.2	17.0	*
Services	9.3	5.1	*	23.3	13.8	*
Intersegment eliminations	(4.9)	—	*	(12.3)	—	*
Total Segment Adjusted EBITDA	156.3	73.8	*	534.0	215.6	*
Unallocated corporate expenses	(10.0)	(5.1)	96.1	(29.1)	(17.8)	63.5
Total Adjusted EBITDA	$146.3	$68.7	* %	$504.9	$197.8	* %

*     Not meaningful

1 Refer to footnote 8 within the Q3 2018 Unaudited Condensed Consolidated Interim Financial Statements for a reconciliation of segment adjusted EBITDA to loss (earnings) before income taxes.

Space Systems

The following table provides selected financial information for the Space Systems segment.

	Three months ended			Nine months ended
	September 30,			September 30,
	2018	2017	% Change	2018	2017	% Change
($ millions)
Total revenues	$262.5	$297.8	(11.9)%	$885.8	$977.5	(9.4)%

Adjusted EBITDA	$19.0	$61.2	(69.0)%	$115.8	$184.8	(37.3)%
Adjusted EBITDA margin percentage	7.2%	20.6%		13.1%	18.9%

Capital expenditures:
Property, plant and equipment	$—	$6.6	* %	$11.2	$26.3	* %
Intangible assets	31.8	14.4	*	73.8	42.9	72.0
	$31.8	$21.0	51.4%	$85.0	$69.2	22.8%

Space Systems segment revenue decreased $35.3 million, or 11.9% and $91.7 million, or 9.4%, for the three and nine months ended September 30, 2018 compared to the three and nine months ended September 30, 2017, respectively. Revenue for the three and nine month periods ended September 30, 2018 decreased from the same periods in 2017 primarily due to a significant increase in estimated costs to complete programs as a result of supplier performance issues and delays experienced during the third quarter of 2018, as well as unanticipated impacts of lower volume in our Palo Alto factory, which resulted in higher overhead burden on existing programs and reduced labor productivity. An increase in estimated costs to complete directly impacts revenue, as revenue is recognized over time under the cost-to-cost method. Revenue attributable to the Company’s Legion satellite imaging constellation is eliminated in consolidation.

There has been a step down in total number and dollar value of geostationary communication satellite awards compared to historical averages prior to 2015. Revenues have decreased year-over-year as programs awarded prior to 2015 have been completed and have been replaced by a lower level of award value since 2015. Many satellite operators in the communications industry have continued to defer new satellite construction awards to evaluate geostationary and other competing satellite system architectures and other market factors. The Company continues to review strategic alternatives for its geostationary communications satellite business to improve its financial performance and is in active discussions with potential buyers of the business. No final decision has been made.

Changes in revenues from year to year are influenced by the size, timing and number of satellite contracts awarded in the current and preceding years and the length of the construction period for satellite contracts awarded. Revenues on satellite contracts are recognized on a percentage of completion method over the construction period, which typically range between 20 to 36 months and up to 48 months in special situations. EBITDA margins can vary from quarter to quarter due to the mix of our revenues and changes in our estimated costs to complete as our risks are retired and as our estimated costs to complete are increased or decreased based on contract performance.

Adjusted EBITDA margin percentage from the Space Systems segment for the three and nine months ended September 30, 2018 was 7.2% and 13.1%, respectively, compared to 20.6% and 18.9% for the three and nine months ended September 30, 2017, respectively. The decrease for the three and nine months ended September 30, 2018 compared to same periods in September 30, 2017 is primarily related to an increase in estimated costs to complete programs as a result of supplier performance issues and delays experienced during the third quarter of 2018, as well as unanticipated impacts of lower volume in our Palo Alto factory, which resulted in lower productivity and overhead absorption. In addition, a recovery of liquidated damages which occurred during 2017 contributed to the decrease in EBITDA.

Intangible asset capital expenditures increased $17.4 million and $30.9 million for the three and nine months ended September 30, 2018, respectively, compared to the three and nine months ended September 30, 2017. The increase is primarily due to technology development associated with the Jupiter 3 satellite and the RSGS program.

Recent Business Developments

On July 16, 2018, the Company acquired Neptec Design Group Ltd. (“Neptec”), a leading electro-optical and electro-mechanical systems and high-performance intelligent Light Detection and Ranging company for C$40.2 million, comprised of approximately $C7.8 million in cash and the balance in common shares of Maxar. With Neptec, the Company will deliver end-to-end robotic systems and an expanded set of solutions, positioning it to capture growth in U.S., Canadian and global space exploration markets and accelerate advancement into new and expanding space segments.

The Company announced in Q1 2018 that Space Systems/Loral, LLC (“SSL”), a wholly owned subsidiary of Maxar, was selected by Spacecom to build its AMOS-8 advanced communications satellite. During Q3 2018, it became evident that Spacecom would not achieve financing on the Amos 8 project. In September 2018, the customer did not make the initial payment, and the contract became null and void. The voiding of this contract did not have an impact on the Company’s backlog, as it was not a definitive award and was not included in backlog.

During the three months ended September 30, 2018 the Company recognized impairment losses of $345.9 million and inventory obsolescence of $37.7 million related to the GeoComm business.  Refer to the section entitled “Significant Accounting Policies and the Use of Estimates” of this MD&A.

Notable bookings in the Space Systems segment in the third quarter of 2018 included:

•

A five-year agreement with an undisclosed customer, to provide broad area land and maritime surveillance imagery from MDA's RADARSAT-2 synthetic aperture radar satellite in support of a global defense and security mission. The agreement is for an initial period of two years and three additional option years.

•

Two contracts were signed with Airbus which are comprised of: Antennas and deployable reflectors to be integrated into Turksat 5A and 5B telecommunications satellites which will significantly expand the existing Internet and tele-communication services, and Antenna subsystems to be integrated into a second satellite of the Inmarsat-6 mobile communications program.

•	Two contracts were signed to build two antennas.

Imagery

The following table provides selected financial information for the Imagery segment.

	Three months ended				Nine months ended
	September 30,				September 30,
	2018	2017	% Change		2018	2017	% Change
($ millions)
Total revenues	$209.2	$11.8	*	%	$632.6	$30.4	*	%

Adjusted EBITDA	$132.9	$7.5	*	%	$407.2	$17.0	*	%
Adjusted EBITDA margin percentage	63.5%	63.6%			64.4%	55.9%

Capital expenditures:
Property, plant and equipment	$39.3	$0.1	*	%	$118.2	$0.1	*	%
Intangible assets	7.1	—	*		39.0	—	*
	$46.4	$0.1	*	%	$157.2	$0.1	*	%

Imagery segment revenue increased $197.4 million and $602.2 million for the three and nine months ended September 30, 2018 compared to the three and nine months ended September 30, 2017, respectively. The increases are primarily due to the inclusion of the financial results from DigitalGlobe’s imagery business, acquired as part of the DigitalGlobe Transaction, which contributed $198.8 million and $602.6 million of revenue and $126.9 million and $391.5 million of adjusted EBITDA for the three and nine months ended September 30, 2018, respectively. Imagery segment revenue for the three and nine months ended September 30, 2018 included $30.1 million and $90.1 million, respectively, of revenue recognized from contract liabilities related to the EnhancedView SLA.

Adjusted EBITDA margin percentage from the Imagery segment for the three and nine months ended September 30, 2018 was 63.5% and 64.4%, respectively, compared to 63.6% and 55.9%  for the three and nine months ended September 30, 2017, respectively.  The increases in margin percentage primarily reflect the blend of margins from DigitalGlobe’s imagery business, acquired as part of the DigitalGlobe Transaction.

Property, plant and equipment capital expenditures for the Imagery segment related primarily to the Legion satellite imaging constellation for the three and nine months ended September 30, 2018. Capital expenditures of intangible assets for the three and nine months ended September 30, 2018, related to the development or purchase of software.

Recent Business Developments

In July 2018, the Company launched EarthWatch, a cloud-based subscription for viewing, streaming and downloading the Company’s industry-leading geospatial data, enabling customers to solve their challenges with ease through a single powerful interface.

Notable bookings in the Imagery segment in the third quarter of 2018 included:

•

A renewal award was received for the Global Enhanced GEOINT Delivery (Global EGD) contract from the NGA for the seventh year. Global EGD provides U.S. Government users with on-demand access to mission-ready, high-resolution satellite imagery in multiple classification levels, typically within two to four hours after image collection.

•

A contract was signed with the U.S. National Reconnaissance Office (NRO) to transition the NGA EnhancedView SLA for commercial imagery acquisition.  The NRO contract, referred to as EnhancedView Follow-On, includes the two remaining option years of the NGA SLA and exercises the first option year.  An additional contract was signed to further integrate imagery production, distribution and operations with U.S. Government systems through a cloud-based infrastructure.

•	A contract extension and expansion of a multi-year agreement with a major commercial technology customer.

Services

The following table provides selected financial information for the Services segment.

	Three months ended				Nine months ended
	September 30,				September 30,
	2018	2017	% Change		2018	2017	% Change
($ millions)
Total revenues	$61.8	$29.0	*	%	$198.1	$81.6	*	%

Adjusted EBITDA	$9.3	$5.1	82.4%		$23.3	$13.8	68.8%
Adjusted EBITDA margin percentage	15.0%	17.6%			11.8%	16.9%

Capital expenditures:
Property, plant and equipment	$0.5	$0.1	*	%	$1.3	$0.8	*	%
Intangible assets	—	—	*		1.6	0.2	*
	$0.5	$0.1	*	%	$2.9	$1.0	*	%

Services segment revenue increased $32.8 million and $116.5 million for the three and nine months ended September 30, 2018 compared to the three and nine months ended September 30, 2017, respectively. The increases are primarily due to the inclusion of the financial results from DigitalGlobe’s services business, acquired as part of the DigitalGlobe Transaction, which contributed $31.9 million and $111.2 million of revenue and $3.6 million and $11.1 million of adjusted EBITDA for the three and nine months ended September 30, 2018, respectively.

Adjusted EBITDA margin percentage from the Services segment for the three and nine months ended September 30, 2018 was 15.0%  and 11.8% compared to 17.6% and 16.9% for the three and nine months ended September 30, 2017, respectively.  The decrease in margin primarily reflects the blend of margins from DigitalGlobe’s services business, acquired as part of the DigitalGlobe Transaction.

Recent Business Developments

Notable bookings in the Services segment in the third quarter of 2018 included:

•

A contract with the NGA on a Small Business Innovation Research (SBIR) Phase III contract to rapidly develop, prototype, and deploy machine learning and crowdsourcing capabilities to augment a wide variety of NGA missions.  NGA exercised the 2019 contract option year and expanded the value over a three year period of performance.

•	Two contracts were won with an intelligence community customer to develop new technologies in support of mission requirements, and special communications and collections.

Unallocated corporate expenses

Unallocated corporate expenses include items such as corporate office costs, regulatory costs, executive and director compensation, and fees for audit, legal and consulting services. Corporate costs are not allocated to reporting segments. Corporate expense for the three months ended September 30, 2018 were $10.0 million compared to $5.1 million for the same period of 2017. This increase of $4.9 million or 96.1% is attributable to additional headcount as a result of the DigitalGlobe Transaction, and the expansion and ramp-up of corporate functions to support the increased scale of the Company. Corporate expenses as a percentage of total revenue remained relatively constant period over period.

For the nine months ended September 30, 2018, corporate expense was $29.1 million compared to $17.8 million for the nine months ended September 30, 2017. This increase of $11.3 million or 63.5% is attributable to additional headcount as a result of the DigitalGlobe Transaction, the expansion and ramp-up of corporate functions to support the increased scale of the Company, and several one-time non-recurring expenses which were recorded during the first quarter of 2018. Corporate expenses as a percentage of total revenue remained relatively constant period over period.

QUARTERLY INFORMATION

The following table summarizes selected financial information (unaudited) for the eight most recently completed quarters.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2018	2018	2018	2017	2017	2017	2017	2016
($ millions, except per common share amounts)
Consolidated revenues	$508.2	$578.9	$557.7	$545.1	$337.4	$375.2	$373.5	$376.6
Net (loss) earnings	(432.5)	(18.6)	31.0	64.5	12.3	19.3	4.3	23.7
Net (loss) earnings per share, basic	(7.31)	(0.33)	0.55	1.16	0.34	0.53	0.12	0.65
Net (loss) earnings per share, diluted	(7.31)	(0.33)	0.55	1.15	0.34	0.52	0.11	0.62
Adjusted earnings	44.6	69.9	83.2	66.5	36.5	35.3	33.7	38.6
Adjusted earnings per share	0.75	1.22	1.47	1.19	1.00	0.97	0.92	1.06
Adjusted EBITDA	146.3	171.2	187.4	181.0	68.7	66.0	63.1	66.3
Weighted average number of common shares outstanding: (millions)
Basic	59.2	57.2	56.4	55.4	36.5	36.5	36.5	36.4
Diluted	59.2	57.2	56.7	55.9	36.5	36.5	36.5	36.5
Diluted (for purposes of calculated adjusted earnings per share)	59.5	57.4	56.7	55.9	36.5	36.5	36.5	36.5

The following table provides a reconciliation of net earnings to adjusted earnings and adjusted EBITDA for the eight most recently completed quarters.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2018	2018	2018	2017	2017	2017	2017	2016
($ millions)
Net (loss) earnings	$(432.5)	$(18.6)	$31.0	$64.5	$12.3	$19.3	$4.3	$23.7
Items affecting comparability:
Impairment losses and inventory obsolescence	383.6	-	-	-	-	-	-	-
Amortization of acquisition related intangible assets	70.3	71.2	65.2	55.4	8.0	8.0	8.0	8.0
Acquisition and integration related expense	14.1	6.0	4.7	32.7	9.6	12.3	8.0	-
Share-based compensation expense	4.2	10.6	(1.3)	45.8	5.3	2.0	4.8	(3.9)
Interest expense on dissenting shareholder liability	-	0.9	2.1	1.9	-	-	-	-
Loss from early extinguishment of debt	-	-	-	23.0	-	-	-	-
Restructuring and enterprise improvement costs	7.4	12.2	0.4	17.7	0.7	4.8	10.7	-
Foreign exchange differences	0.5	2.6	(1.1)	(1.3)	(0.1)	(10.0)	(0.1)	5.4
Loss on sale of subsidiary	-	0.6	2.2	-	-	-	-	-
Legal settlement and provision	4.7	3.2	-	-	-	-	-	-
Equity in (loss) earnings from joint ventures, net of tax	0.7	(2.8)	0.2	0.5	-	-	-	-
Recognition of previously unrecognized deferred tax assets	-	-	-	(122.4)	-	-	-	-
Income tax (recovery) expense adjustment	(8.4)	(16.0)	(20.2)	(51.3)	0.7	(1.1)	(2.0)	5.4
Adjusted earnings	$44.6	$69.9	$83.2	$66.5	$36.5	$35.3	$33.7	$38.6
Net finance expense[1]	48.7	47.8	43.4	46.9	11.1	10.8	10.6	10.0
Depreciation and amortization[2]	49.2	43.9	47.2	54.2	11.2	11.3	11.0	11.4
Income tax expense on adjusted earnings[3]	3.8	9.6	13.6	13.4	9.9	8.6	7.8	6.3
Adjusted EBITDA	$146.3	$171.2	$187.4	$181.0	$68.7	$66.0	$63.1	$66.3

1	Excludes interest expense from dissenting shareholder liability.

2     Excludes amortization of acquisition related intangible assets.

3     Excludes income tax expense adjustment related to adjusted earnings.

Revenues and adjusted EBITDA may vary from quarter to quarter due to a number of factors. They include: the DigitalGlobe Transaction; the size and number of construction contracts in progress; changes in the revenue mix of service and construction contracts and the contract life cycle of large construction contracts; recognition of investment tax credits; fluctuations in foreign exchange rates; volume of subcontract activity; and the impact of revisions of total cost and revenue estimates on construction contracts, including the recognition or reversal of contract loss provisions.

The volatility in the Company’s net earnings over the last eight quarters was due to many factors such as the variability in share-based compensation and foreign exchange gains and losses, as well as the costs related to restructuring, enterprise improvement initiatives, acquisitions, and settlement of executive compensation.

While the Company reports quarterly, its results should be viewed from a long-term perspective. For this reason and the reasons cited above, the Company cautions readers that quarter to quarter comparisons of the Company’s financial results may not necessarily be meaningful and should not be relied upon as an indication of future performance.

LIQUIDITY

The Company’s sources of liquidity include cash provided by operations, collection or securitization of orbital receivables and access to credit facilities. We also expect to have access to other sources including capital markets, if needed, for liquidity, to fund investments or general corporate purposes.

The Company’s primary short-term cash requirement is to fund working capital, including supplier payments on long-term construction contracts and fixed overhead costs. Working capital requirements can vary significantly from period to period. The Company’s medium-term to long-term cash requirements are to service and repay debt and to invest, including in facilities,  equipment, technologies, and research and development for growth initiatives. Cash is also used to pay dividends and finance other long-term strategic business initiatives.

The Company believes that its sources of liquidity will be sufficient to enable the Company to meet its anticipated operating, capital expenditure, growth, investment, debt service, dividend, and other financial requirements in both the short-term and long-term.

Summary of statement of cash flows

The following table provides selected cash flow information.

	Nine months ended
	September 30,
	2018	2017
($ millions)
Cash provided by operating activities	$260.5	$42.8
Cash used in investing activities	(209.5)	(62.8)
Cash (used in) provided by financing activities	(61.7)	35.4
Effect of foreign exchange on cash and cash equivalents	(0.1)	(1.2)
Cash and cash equivalents, beginning of period[1]	19.1	(3.8)
Cash and cash equivalents, end of period[1]	$8.3	$10.4

1	Cash and cash equivalents less bank overdraft.

Operating activities

Cash provided by operating activities increased $217.7 million from the nine months ended September 30, 2017 compared to the nine months ended September 30, 2018. The increase was primarily due to the inclusion of DigitalGlobe’s operating results, partially offset by the timing of customer payments on trade and other receivables, as well as less favorable timing of receipt of customer payments compared to revenue recognized.

Cash flows from operating activities can vary significantly from period to period as a result of the Company’s working capital requirements, given its portfolio of large construction programs and the timing of milestone receipts and payments with customers and suppliers in the ordinary course of business. Investment in working capital is also necessary to build the Company’s business and manage lead times in construction activities. The Company expects working capital account balances to continue to vary from period to period. The Company efficiently funds its working capital requirements with the Revolving Credit Facility (as defined below).

Investing activities

Investing activities increased $146.7 million from the nine months ended September 30, 2017 compared to the nine months ended September 30, 2018. The major investing activities were purchases of and additions to property, plant and equipment of $115.5 million (nine months ended September 30, 2017 - $27.3 million) and investments in technologies and software of $107.3 million (nine months ended September 30, 2017 - $43.3 million). Included within additions to property, plant and equipment in the nine months ended September 30, 2018 are capital expenditures related to the build of the Company’s Legion satellite imaging constellation, net of intercompany eliminations.

Financing activities

During the nine months ended September 30, 2018, cash used in financing activities was $61.7 million. During the nine months ended September 30, 2017 cash provided by financing activities was $35.4 million. During the nine months ended September 30, 2018, financing activities included net proceeds from the Syndicated Credit Facility (as defined below) and other long-term debt of $125.2 million compared to $215.9 million for the same period of 2017.

The Company used proceeds of $110.2 million from its revolving loan facility to repay its 2017 Term Notes in full upon maturity on February 22, 2017 and a portion of its 2024 Term Notes. Major financing activities during the nine months ended September 30, 2018 were interest payments on long-term debt of $139.6 million (nine months ended September 30, 2017 - $25.2 million) and dividend payments of $49.0 million (nine months ended September 30, 2017 - $31.2 million).

Credit facilities

The following table summarizes the Company’s long-term debt.

	September 30, 2018	December 31, 2017
($ millions)
Syndicated Credit Facility:
Revolving Credit Facility	$643.9	$494.6
Term Loan A	500.0	500.0
Term Loan B	1,980.0	2,000.0
Financing fees	(44.1)	(52.4)
Obligations under finance leases	15.3	18.8
Long-term debt	$3,095.1	$2,961.0

Credit facilities

The Company has in place a $3.75 billion senior secured syndicated credit facility (the “Syndicated Credit Facility”). The Syndicated Credit Facility is comprised of: (i) a four-year senior secured first lien revolving credit facility in an aggregate principal amount of $1.15 billion and a four-year senior secured first lien operating facility in an aggregate principal amount of $100.0 million (collectively, the “Revolving Credit Facility”), (ii) a senior secured first lien term A facility (“Term Loan A”) in an aggregate principal amount of $500.0 million consisting of a $250.0 million tranche with a three-year maturity and a $250.0 million tranche with a four-year maturity, and (iii) a seven-year senior secured first lien term B facility (“Term Loan B”) in an aggregate principal amount of $2.0 billion.

Loans under the Revolving Credit Facility are available in U.S. dollars and, at the option of the Company, in Canadian dollars. Term Loan A and Term Loan B are repayable in U.S. dollars. Borrowings under the Revolving Credit Facility and Term Loan A bear interest at a rate equal to U.S. Libor (for U.S. dollar borrowings) and CDOR or Canadian Bankers’ Acceptances (for Canadian dollar borrowings), plus a margin of 1.2%-3.0% per annum, based on the Company’s total leverage ratio. Term Loan B bears interest at U.S. Libor plus 2.75% per annum. On April 5, 2018, the Company entered into interest rate swaps at a notional value of $1.0 billion maturing in April 2021 or April 2022. As of September 30, 2018, the Company has hedged approximately 31.0% of its floating rate exposure on its outstanding debt at an average base rate of 2.56% (excluding the margin specified in the Syndicated Credit Facility).

The Revolving Credit Facility and Term Loan A are payable at maturity. Term Loan B will amortize in equal quarterly installments in 28 aggregate annual amounts equal to 1% of the original principal amount of the loan, with the final balance payable at maturity. The Revolving Credit Facility, Term Loan A, and Term Loan B may be repaid by the Company, in whole or in part, together with accrued interest, without premium or penalty.

The Syndicated Credit Facility is guaranteed by the Company and certain designated subsidiaries of the Company. The security for the Syndicated Credit Facility, subject to customary exceptions, includes substantially all the tangible and intangible assets of the Company and its subsidiary guarantors. The Company is required to make mandatory prepayments of the outstanding principal and accrued interest upon the occurrence of certain events and to the extent of a specified percentage of annual excess cash flow that is not reinvested or used for other specified purposes. The Syndicated Credit Facility is subject to customary affirmative and negative covenants, default provisions, representations and warranties and other terms and conditions.

The Revolving Credit Facility includes an aggregate $200.0 million sub limit under which letters of credit can be issued. As of September 30, 2018 and December 30, 2017, the Company has $17.6 million and $25.8 million, respectively, of issued and undrawn letters of credit outstanding under the Revolving Credit Facility.

The Company has significant unused borrowing capacity under its Syndicated Credit Facility and the ability to access other financing options on an as-required basis to finance growth initiatives.

Debt covenants

As at September 30, 2018, the Company was in compliance with all covenants under its various credit facilities and long-term debt agreement.

Securitization liability

The Company has in place a revolving securitization facility agreement with an international financial institution. Under the terms of the agreement, the Company may offer to sell up to $400.0 million of eligible orbital receivables from time to time with terms of seven years or less discounted to face value using prevailing market rates.

During the quarter ended September 30, 2018 the Company sold orbital receivables for net proceeds of $18.2 million. These orbital receivables are purchased in tranches that span multiple years and include longer-term maturities. There were no drawdowns executed in the nine months ended September 30,  2017.

The orbital receivables that were securitized remain on the Company’s balance sheet as the Company continues to service the orbital receivables and has retained substantially all of the risks and rewards of ownership. The net proceeds received have been recognized as a securitization liability that has been subsequently measured at amortized cost using the effective interest rate method. The securitized orbital receivables and the securitization liability are being drawn down as payments are received from the customers and passed on to the international financial institution. The Company continues to recognize orbital interest revenue on the orbital receivables that are subject to the securitization transactions and recognizes interest expense to accrete the securitization liability to the value at maturity.

Contingencies

In July 2017, a DigitalGlobe shareholder filed a lawsuit in the U.S. District Court for the District of Colorado, naming DigitalGlobe, Maxar, and the individual directors of DigitalGlobe at the time of the DigitalGlobe Transaction as defendants. On February 12, 2018, the plaintiff filed a voluntary motion to dismiss.

Additional lawsuits arising out of or relating to the Merger Agreement or the DigitalGlobe Transaction may be filed in the future.

In October 2017, Foros Advisors LLC (“Foros”) filed a lawsuit in the U.S. District Court for the Southern District of New York, naming DigitalGlobe as the defendant. In December 2017, Foros filed an amended complaint in the lawsuit. The amended complaint alleges that DigitalGlobe breached a contract with Foros by not offering Foros the opportunity to serve as advisor to DigitalGlobe in connection with the DigitalGlobe Transaction. The lawsuit seeks damages in an amount not less than $18 million for this breach, plus pre-judgment interest. On January 8, 2018, DigitalGlobe filed a motion to dismiss the amended complaint. Briefings on the motion to dismiss were completed in February 2018. The motion to dismiss was granted on September 21, 2018. Foros had a right to file an amended complaint within twenty-one days of the ruling on the motion to dismiss, however, no such amended complaint was filed and the court will dismiss the case with prejudice.

In November 2017, the Preferred Stockholders and certain purported former holders of shares of DigitalGlobe common stock filed petitions for appraisal of the value of their purported holdings of DigitalGlobe common and preferred stock as of the date of the DigitalGlobe Transaction. DigitalGlobe is named as the respondent in the lawsuits, and filed answers to the lawsuits in December 2017. On June 15, 2018, the Company entered into the Settlement Agreement with the Preferred Stockholders. Under the Settlement Agreement, the Preferred Stockholders received (i) 2,206,464 common shares of Maxar; and (ii) a payment in cash for the interest that has accrued on the merger consideration from the closing of the DigitalGlobe Transaction. It is too early to predict the outcome of the litigation or a reasonable range of potential losses related to the remaining appraisal proceedings.

In 2010, the Company entered into an agreement with a Ukrainian customer to provide a communication satellite system.  In 2014, following the annexation of Crimea by the Russian Federation, the Company declared force majeure with respect to the program. The Ukrainian customer accepted that an event of force majeure had occurred. Following various unsuccessful efforts to arrive at a new contractual framework to take account of the changed circumstances (including the force majeure and various financial issues), the contract with the Ukrainian customer was terminated by the Company. The Company completed work on the spacecraft, which is in storage. In July 2018, the Ukrainian customer issued a statement of claim in the arbitration it had commenced against the Company, challenging the Company’s right to terminate for force majeure, purporting to terminate the contract for default by the Company, and seeking recovery from the Company in the amount of approximately $227.0 million. The Company has filed its statement of defence and supporting evidence and will vigorously defend the claims made in the arbitration. The arbitration is not a public proceeding. At this early stage of the proceeding, the Company is not in a position to predict the outcome or a reasonable range of potential recoveries by the Ukrainian customer.

The Company is a party to various other legal proceedings and claims that arise in the ordinary course of business as either a plaintiff or defendant. The Company analyzes all legal proceedings and the allegations therein. The outcome of any of these other proceedings, either individually or in the aggregate, is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

Off-balance sheet arrangements

At September 30, 2018, the Company had foreign exchange forward purchase contracts of $127.9 million, foreign exchange forward sales contracts of $295.9 million, operating leases for our premises and financial guarantee contracts to export credit agencies in the form of indemnities or letters of credit. Such arrangements are not expected to have a material effect on the Company’s liquidity or capital resources, financial position or results of operations.

SIGNIFICANT ACCOUNTING POLICIES AND THE USE OF ESTIMATES

Impairment of Non-Financial Assets

Non-financial assets are tested annually for impairment in the fourth quarter or whenever there is an indication that an asset may be impaired. Non-financial assets that do not generate independent cash flows are grouped together into a cash generating unit (“CGU”), which represent the level at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGUs exceeds its recoverable amount. Impairment is first evaluated by management at the CGU level, absent allocated goodwill.

The Company considers whether any indicators of impairment exist each quarter. The GeoComm business, a CGU within the Space Systems segment, forecasted it would have a significantly different mix of programs at the beginning of the year. Additionally, the GeoComm business predicted it would be awarded approximately three to four contracts for geocomm satellites, or approximately thirty percent of the overall 2018 industry awards. During Q1 2018, the Company was awarded a contract to provide the B-SAT satellite, and it was also selected to build the AMOS-8 satellite, a key program with the Israeli government. By the end of Q2 2018, the Company was still confident in its prediction of three to four geocomm satellite builds.  For the three months ended March 31, 2018 and six months ended June 30, 2018, the Company concluded that no indicators of impairment were present.

In the third quarter of 2018, it became clear that industry and macroeconomic factors had declined substantially from earlier forecasts. By August 2018, there were only five winnable programs across the industry for the entire year, and two to three other satellites from the total industry outlook of eight to twelve awards were delayed. In addition, in Q3 2018 it became apparent that the Israeli government intended to use an Israeli satellite manufacturer in place of SSL to build AMOS 8. The Company does not expect the long-term outlook for the GeoComm business to rebound significantly from current year award levels. Lower award volumes also contribute to reduced profitability from under-absorbed fixed indirect overhead costs, as the Company's facilities in Palo Alto, CA are significantly over-sized for today's business volume. As a result of these and other factors, the Company commenced an effort in the third quarter of 2018 to assess strategic alternatives for its GeoComm business, including a potential sale, and implemented a major restructuring initiative to right size the GeoComm business for its current environment.

The aggregation of the above factors resulted in an impairment trigger being identified as at August 31, 2018 at the GeoComm CGU. The Company first performed an impairment test of the GeoComm CGU. The impairment test of the GeoComm CGU evaluated the non-financial assets held by the Company based on an asset group level, absent allocated goodwill.  Assets were aggregated to the level in which independent cash flows could be generated for their respective groupings.  The carrying values of these asset groups were compared against their fair value less costs of disposal for possible impairment and an impairment loss of $345.9 million related to property, plant and equipment and intangible assets was recorded for the three months ended September 30, 2018.

Goodwill is tested annually in the fourth quarter or whenever there is an indication that an asset may be impaired. The Company performs its goodwill impairment testing based on three groups of Cash Generating Unit's (“CGU's”) representing its three operating segments as this is the lowest level at which management monitors goodwill. The GeoComm CGU represents a material portion of the Space Systems segment, and as such, the Company identified an indicator of goodwill impairment at the Space Systems segment. The Space Systems segment is comprised of multiple CGU’s, which include the GeoComm CGU, Smallsat CGU and numerous CGU’s within the MDA Canada business. The goodwill impairment test yielded no impairment, as the fair value of the Space Systems segment exceeded its carrying value by 87%.

Inventory Obsolescence

The significant decrease in the Company’s GeoComm forecast and declining macroeconomic environment in which the GeoComm business operates also caused a significant decrease in the forecasted usage of inventory held by the Company. The Company was previously holding inventory on hand in anticipation of awards to be won during the second half of 2018 and for the AMOS 8 program. The impacts from the loss of AMOS 8 and inability to obtain the forecasted awards culminated during the third quarter of 2018. These factors compelled the Company to re-evaluate its inventory reserves for inventory that was previously pegged to forecasted usage.

All GeoComm inventory subject to discernment over future use based on forecasts was assessed for possible obsolescence. The result of the re-assessment of future usage of the on-hand inventory was an incremental inventory obsolescence reserve of $37.7 million for the three months ended September 30, 2018.

New Accounting Standards Adopted

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the International Accounting Standards Board (“IASB”) issued International Financial Reporting Standard 15 - Revenue from Contracts with Customers, which supersedes IAS 18 - Revenue, IAS 11 - Construction Contracts and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers to determine how and when an entity should recognize revenue. The standard also provides guidance on whether revenue should be recognized at a point in time or over time as well as requirements for more informative, relevant disclosures.

The Company adopted IFRS 15 on January 1, 2018 and its adoption did not have a material impact on the Company’s condensed consolidated interim financial statements and related disclosures, except for the classification of certain liabilities as described below. The Company has applied IFRS 15 in accordance with the full retrospective transitional approach, and used the practical expedients for completed contracts in IFRS 15.C5(a) and (b), and for modified contracts in accordance with IFRS 15.C5(c).

IFRS 15 did not have a significant impact on the Company’s accounting policies. Approximately half of the Company’s revenue is related to construction contracts which will continue to be recognized over time under the cost-to-cost method under the new standard. The Company identified that certain of its construction contracts had two performance obligations under IFRS 15 versus one component under IAS 11 and IAS 18. However, this change did not materially impact revenue recognition for the periods presented and is not expected to materially impact the amount or timing of revenue recognized in the future. The remainder of the Company’s revenue is related to services contracts in its Imagery and Services segments. Revenue in the Imagery segment is recognized based on satellite capacity made available to the customer in a particular period, when imagery is delivered to the customer, or ratably over the subscription period. Under IAS 18, the Company was accounting for certain of its performance obligations on a straight-line basis. However, under IFRS 15, the Company will recognize revenue for these performance obligations as imagery is delivered. This change has not and is not expected to materially impact the amount or timing of revenues. The Services segment primarily enters into contracts that compensate the Company at a firm fixed price or on a time and materials basis. Revenue is typically recognized for these contracts over time based on the stage of services completed to date as a percentage of total services to be performed, or on the basis of time plus reimbursable costs incurred during the period. The Company did not identify any changes to its accounting policies for contracts in its Services segment as a result of applying IFRS 15.

IFRS 15 uses the term ‘contract asset’ and ‘contract liability’ to describe what the Company previously referred to as ‘construction contract assets’, ‘construction contract liabilities’ and ‘deferred revenue’. While the standard does not prohibit an entity from using alternative descriptions in the statement of financial position, the Company has adopted the terminology used in IFRS 15 to describe such balances. As at December 31, 2017, deferred revenue of $206.6 million and $134.3 million was previously classified in ‘current non-financial liabilities’ and ‘non-current non-financial liabilities’, respectively. Those amounts have been reclassified to current and non-current contract liabilities, respectively.

IFRS 9 - Financial Instruments

In July 2014, the IASB issued IFRS 9 - Financial Instruments, which replaces the earlier versions of IFRS 9 (2009, 2010, and 2013) and completes the IASB’s project to replace IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 includes a logical model for classification and measurement of financial assets; a single, forward-looking ‘expected credit loss’ impairment model and a substantially reformed approach to hedge accounting to better link the economics of risk management with its accounting treatment.

The Company adopted IFRS 9 on January 1, 2018. The adoption of IFRS 9 did not have a material impact on the Company’s condensed consolidated interim financial statements and related disclosures. With respect to classification and measurement, the Company has applied the exemption not to restate comparative information for prior periods. The determination of the business model within which a financial asset is held has been made on the basis of facts and circumstances that existed at the date of initial application. The following table and the accompanying notes below explain the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of financial assets as at January 1, 2018. The new carrying amounts under IFRS 9 are the same as the original carrying amounts under IAS 39.

	IAS 39	IFRS 9
Financial assets:
Current:
Cash and cash equivalents	Loans & receivables	Amortized cost
Trade and other receivables	Loans & receivables	Amortized cost

Financial assets, other:
Short-term investments[1]	Available for sale	Fair value through earnings
Notes receivable	Loans & receivables	Amortized cost
Derivative financial instruments	Fair value through earnings	Fair value through earnings
Restricted cash	Loans & receivables	Amortized cost

Non-current:
Financial assets, other:
Notes receivable	Loans & receivables	Amortized cost
Derivative financial instruments	Fair value through earnings	Fair value through earnings
Long-term investments[2]	Available for sale	Fair value through earnings
Restricted cash	Loans & receivables	Amortized cost

1	The balance included in other comprehensive income related to these assets was zero at December 31, 2017. Therefore, no adjustment was required to retained earnings as at January 1, 2018.
2

IFRS 9 requires all investments in equity instruments to be measured at fair value. However, in limited instances, cost may be an appropriate estimate of fair value. The Company determined that cost was an appropriate estimate of fair value as at January 1, 2018 and September 30, 2018.

The Company has elected to defer application of the new general hedging model under IFRS 9 on all of its hedges and continue to apply the hedge accounting requirements of IAS 39 in their entirety until the standard resulting from the IASB's project on macro hedge accounting is effective.

New Accounting Standards

In January 2017, the IASB issued IFRS 16 - Leases, which supersedes IAS 17 - Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases. The standard establishes a single model for lessees to bring leases on-balance sheet while lessor accounting remains largely unchanged and retains the finance and operating lease distinctions. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Company is currently evaluating the impact of IFRS 16 on its financial statements.

Related Party Transactions

For the nine months ended September 30, 2018, the Company had no material transactions with related parties as defined in IAS 24 - Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment or directorship arrangements.

Financial Instruments

The Company considers the management of financial risks to be an important part of its overall corporate risk management policy. Foreign exchange forward contracts are used to hedge the Company’s exposure to currency risk on sales, purchases, cash, net investments and loans denominated in a currency other than the functional currency of the Company’s domestic and foreign operations. From time to time, the Company enters into interest rate swaps to mitigate interest rate risk. The Company uses derivative financial instruments to manage existing exposures, irrespective of whether the Company formally documents such relationships as hedges in accordance with hedge accounting requirements.

As at September 30, 2018, the Company had foreign exchange forward purchase contracts for $127.9 million (December 31, 2017 - $248.7 million) and foreign exchange forward sales contracts for $295.9 million (December 31, 2017 - $431.4 million).

On April 5, 2018, the Company entered into several interest rate swap agreements in order to fix the base interest rate to be paid over an aggregate amount of $1 billion of the Company’s variable rate long-term debt, at an average rate of 2.56% (excluding the margin specified in the Syndicated Credit Facility). These agreements mature in April 2021 or April 2022 and are accounted for as cash flow hedges.

Derivative financial instruments are measured at fair values, which are determined with reference to quoted bid or ask prices where available. In the absence of an active market or direct quote, the Company determines fair value based on internal valuation models, such as discounted cash flow analysis, using management estimates and observable market-based inputs, as applicable. Management estimates include assumptions concerning the amount and timing of estimated future cash flows and application of appropriate discount rates. Observable market-based inputs are sourced from third parties and include interest rates and yield curves, currency spot and forward rates, and credit spreads, as applicable.

When derivative financial instruments are designated in a qualifying hedging relationship and hedge accounting is applied, the effectiveness of the hedges is measured at the end of each reporting period and the effective portion of changes in fair value is recognized in other comprehensive income and any ineffective portion is recognized immediately in earnings. For foreign exchange forward contracts used to manage risk associated with foreign currency rates, amounts are transferred from accumulated other comprehensive income to revenue or direct costs, selling, general and administration when the underlying transaction affects earnings. For interest rate swaps used to manage risks associated with interest rates, amounts are transferred from accumulated other comprehensive income to interest expense when the underlying transaction affects earnings. For derivative financial instruments not in a qualifying hedging relationship, changes in fair value are recognized immediately in earnings as a foreign exchange gain or loss or other account, as appropriate.

As at September 30, 2018, the Company’s foreign exchange forward contracts had a cumulative net unrealized gain on fair valuation of $0.8 million (December 31, 2017 – cumulative net unrealized gain of $1.9 million). Derivative financial instruments that qualified for hedge accounting had a cumulative net gain on fair valuation of $2.3 million recorded in other comprehensive income as at September 30, 2018  (December 31, 2017 – cumulative net loss of $0.9 million).

The nature and extent of risks arising from financial instruments, and their related risk management, are described in the Company’s MD&A and consolidated financial statements for the year ended December 31, 2017. In the nine months ended September 30, 2018, there was no material change to the nature of risks arising from or classification of financial instruments, or related risk management objectives.

ADDITIONAL INFORMATION

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.

Given that the Company became a Securities and Exchange Commission registrant in 2017, it has until the year ended December 31, 2018 to ensure that its internal control over financial reporting is in compliance with the requirements of Section 404(a) of Sarbanes-Oxley.

There were no changes in the Company’s internal controls over financial reporting that occurred in the quarter ended September 30, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. Management is in the process of assessing the effectiveness of internal control over financial reporting for the acquired DigitalGlobe business.

Because of the inherent limitations in a cost-effective control system, any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the consolidated financial statements. Additionally, management is required to use judgment in evaluating controls and procedures.

Business risks and uncertainties

There are certain risks inherent in the business carried on by the Company and, hence, actual results and future trends may differ materially from past or projected future performance. For additional information with respect to certain of these risks, reference should be made to the section entitled “Business Risks and Uncertainties” of the Company’s annual MD&A, the section entitled “Risk Factors” of the Company’s management information circular dated October 12, 2018 and the notes to the consolidated financial statements of the Company for the year ended December 31, 2017, as well as to the Company’s other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities, which are available online under the Company’s SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.maxar.com. In addition to the foregoing, senior management has identified the following risks as having the potential, if they were to materialize, to have a material adverse effect on the Company’s business, cash flows, financial condition, results of operations, and / or future growth.

The completion of the U.S. Domestication is subject to conditions, which may not be satisfied.

Completion of the U.S. Domestication is conditional, among other things, upon the receipt of approvals and the satisfaction of other conditions, including the approval of the Toronto Stock Exchange, the New York Stock Exchange (“NYSE”), the

Supreme Court of British Columbia as well as receipt of approval by holders of our common shares and appreciation units granted under our equity plans. Although we are diligently applying our efforts to take, or cause to be taken, all actions to do, or cause to be done, all things necessary, proper or advisable to obtain the requisite approvals, there can be no assurance that these conditions will be fulfilled or that the U.S. Domestication will be completed.

Over the past several years, we have invested a significant amount of capital to develop infrastructure, technologies, products and markets to better access the U.S. government in both the civilian and military/classified space. Failure to complete the

U.S. Domestication by the end of 2019 would be contrary to our commitment to the further reorganization of all or part of our corporate and operating structure to ensure that the ultimate parent of DigitalGlobe is incorporated in the U.S. by the end of 2019 and would have a material adverse effect on our U.S. Government business and prospects moving forward, including future EnhancedView imagery contracts and our U.S. Access Plan.

We expect to incur significant costs related to the U.S. Domestication, including non-recurring costs as well as recurring costs a result of financial reporting obligations of being a “domestic issuer” as opposed to a “foreign private issuer” in the United

States.

We expect to incur a number of non-recurring costs associated with the U.S. Domestication, , including legal, accounting and other professional services fees and other costs related to the U.S. Domestication, some of which will be payable whether or not the U.S. Domestication is completed. There can be no assurance that the actual costs will not exceed those estimated and the actual completion of the U.S. Domestication may result in additional and unforeseen expenses. While it is expected that benefits of the U.S.

Domestication will offset these transaction costs over time, this net benefit may not be achieved in the short-term or at all, particularly if the U.S. Domestication is delayed or does not happen at all. In addition, we may incur increased compliance costs arising from complying with both the U.S. and Canadian, ongoing reporting and disclosure regimes. These combined factors could adversely affect our business, operating profit and overall financial condition.

Following the U.S. Domestication, we will incur significant legal, accounting and other expenses that may exceed the expenses we incurred prior to the U.S. Domestication. The obligations of being a public company in the U.S. require significant expenditures and will place significant demands on our management and other personnel, including costs resulting from public company reporting obligations under the U.S. Securities Exchange Act of 1934, and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the listing requirements of the NYSE. These rules require that we maintain effective disclosure and financial controls and procedures, internal control over financial reporting and changes in corporate governance practices, among many other complex rules that are often difficult to monitor and maintain compliance with. Our management and other personnel will need to devote a substantial amount of time to ensure compliance with all of these requirements and to keep pace with new regulations, otherwise we may fall out of compliance and risk becoming subject to litigation or being delisted, among other potential problems.

Our effective tax rate may increase in the future, including as a result of the U.S. Domestication and recent U.S. tax legislation.

Following the U.S. Domestication, we may be subject to current U.S. federal income taxes on the earnings of such non-U.S. affiliates in a manner that may adversely impact our effective tax rate.

In addition, recently enacted U.S. tax legislation has significantly changed the U.S. federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions and certain deductions for executive compensation, permitting immediate expensing of certain capital expenditures, adopting elements of a territorial tax system, revising the rules governing net operating losses, and introducing new anti-base erosion provisions. Many of these changes are effective immediately, without any transition periods or grandfathering for existing transactions.

The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the U.S. Department of Treasury and the U.S. Internal Revenue Service, any of which could lessen or increase certain adverse impacts of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities.

In light of these factors, we cannot assure you that our effective income tax rate will not change in future periods, including as a result of and following the U.S. Domestication. Moreover, U.S. tax laws significantly limit the Company’s ability to redomicile outside of the U.S. once the U.S. Domestication is complete. Accordingly, if our effective tax rate were to increase as a result of the U.S. Domestication, our business could be adversely affected.

Our ongoing strategic review of our GeoComm business may distract management and employees, and any strategic alternatives we may pursue as a result of our strategic review may not be successful.

During the third quarter of 2018, we announced that we were exploring strategic alternatives regarding the future of our GeoComm business, including partnering with an existing satellite manufacturer to gain scale benefits; selling the GeoComm business; or exiting the GeoComm business following completion of existing contracts in backlog and the sale of its facilities. We also disclosed that under certain of these scenarios non-cash write downs or an impairments of assets could be recognized, including in the third quarter of 2018. While we have recognized impairment losses of $345.9 million and inventory obsolescence of $37.7 million for the three months ended September 30, 2018, we are continuing to explore strategic alternatives for the GeoComm business and a decision on the future strategic direction of the GeoComm business is expected to be made by the end of 2018. As a result, the GeoComm business may be classified as a discontinued operation.

During the course of our strategic review, our management and employees may be distracted, which could impact our business. Further, we may incur additional costs in undertaking the strategic review or executing any conclusion reached as a result of the review. Finally, we can provide no assurance that any strategic alternative we pursue will have a positive impact on our results of operations or financial condition.

We may be required to recognize additional impairment charges.

Goodwill and non-financial assets are tested annually for impairment in the fourth quarter or whenever there is an indication that an asset may be impaired. During the three months ended September 30, 2018 the Company recognized impairment losses of $345.9 million and inventory obsolescence of $37.7 million, related to the GeoComm business. Certain of the scenarios being exploring in our review of strategic alternatives for the GeoComm business, as well as disruptions to our business and unexpected significant declines in our operating results may result in further impairment charges to our non-financial assets. Any future impairment charges could substantially affect our reported results. Refer to the section entitled “Significant Accounting Policies and the Use of Estimates” of this MD&A and note 10 of our consolidated interim financial statements and accompanying notes for the three and nine months ended September 30, 2018 for additional information.

Dividends

For the three and nine months ended September 30, 2018, the Company paid dividends totaling C$0.37 and C$1.11 per common share, respectively.

On October 31, 2018, the Company declared a quarterly dividend of C$0.37 per common share payable on December 31, 2018 to shareholders of record at the close of business on December 14, 2018.

Outstanding share data

The Company’s notice of articles authorize the issuance of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As at September 30, 2018, the Company had 59,149,173 common shares outstanding.

As at October 29, 2018, the Company had 59,164,133 common shares outstanding. In addition there were 4,796,759 share appreciation rights and 961,492 restricted share units outstanding that may, at the discretion of the Company, be satisfied by common shares of the Company issued from treasury.

The Company’s Deferred Share Unit Plan provides that deferred share units (“DSUs”) could be satisfied, at the discretion of the Company, by common shares of the Company issued from treasury rather than by payment in cash. As at October 29, 2018, there were 97,090 DSUs outstanding.

Public securities filings

Additional information about Maxar, including its most recent Annual Information Form, is available online under the Company’s SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.maxar.com.